NuSTATE ENERGY HOLDINGS, INC.

July 25, 2016

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Mr. Andrew Mew

Senior Assistant Chief Accountant

Office of Transportation and Leisure

Division of Corporation Finance

RE: NuState Energy Holdings, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2015

Filed April 11, 2016

Form 10-Q for the Quarterly Period Ended March 31, 2016

Filed May 16, 2016

File No. 0-25753

Dear Mr. Mew,

The Company is in receipt of the staff’s letter of comment dated July 20, 2016. Below is the Company’s response to such comments, which such responses are numbered consistent with the staff’s numbered comments. Contemporaneously, the Company has filed Amendment #2 to Form 10-Q for the Quarterly Periods Ended December 31, 2015 and September 30, 2015, respectively. The revisions in the Form 10-Q in response to the staff’s comments did not result in a restatement of our financial statements.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Exhibits 31.1 and 31.2 Certifications

1.	We have reviewed your response to our prior comment 1 and note the revisions reflected in Amendment No. 1 to the March 31, 2016 Form 10-Q filed on July 18, 2016. Please note our comment was also applicable to Exhibits 31.1 and 31.2 of both your December 31, 2015 and September 30, 2015 Quarterly Reports on Form 10-Q, and as such, require amendments as well. The amended filings should include in full, the interim financial statements under Item 1 and the controls and procedures section under Item 4 of the Forms 10-Q. Please refer to analogous guidance in the Staff’s Compliance and Disclosure Interpretations (C&DI’s), Question No. 246.13 of Regulation S-K.

401 E. Los Olas Boulavard, Suite 1400 Fort Lauderdale, FL 33301

NuSTATE ENERGY HOLDINGS, INC.

RESPONSE: The Company will amend Form 10-Q for the Quarterly Period Ended December 31, 2015 and September 30, 2015 to include revised Exhibits 31.1 and 31.2 in conformance with your comment.

The management of NuState Energy Holdings, Inc. affirms its reporting responsibilities under Section 13(a) of the Securities Exchange Act of 1934, and that

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments on changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing sufficiently responds to the staff’s comments.

If you have any questions regarding the foregoing, please call the undersigned at (803) 931-6377.

Very truly yours,

/s/ Kevin Yates
Kevin Yates, Chief Financial Officer

cc:	Richard Edsall, Director, D’Arelli Pruzansky, P.A.

401 E. Los Olas Boulavard, Suite 1400 Fort Lauderdale, FL 33301